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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)

                             ---------------------

                                 INNOVEDA, INC.
                       (Name of Subject Company (Issuer))

                          MENTOR GRAPHICS CORPORATION
                           INDIANA MERGER CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (Title of Class of Securities)

                                   45769F102
                     (CUSIP Number of Class of Securities)

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200
      (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Filing Persons)

                                   COPIES TO:

               John J. Huber, Esq.                             Christopher L. Kaufman, Esq.
                 Latham & Watkins                                    Latham & Watkins
        555 11th Street, N.W., Suite 1000                         135 Commonwealth Drive
              Washington, D.C. 20004                           Menlo Park, California 94025
                  (202) 637-2200                                      (650) 328-4600

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1

     [ ] issuer tender offer subject to Rule 13e-4

     [ ] going private transaction subject to Rule 13e-3

     [X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [X]

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     This Final Amendment to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 23, 2002, relating to a tender offer by Indiana Merger Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor Graphics" and together with Purchaser, "Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, of Innoveda, Inc., a Delaware corporation (the "Company"), for a purchase price of $3.95 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEMS 8 AND 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ADDITIONAL
                INFORMATION

     Items 8 and 11 are hereby amended to add the following:

          At 12:00 midnight, New York City time, on Tuesday, May 28, 2002, the offering period expired. Based on preliminary information from the Depositary, as of the close of business on May 28, 2002, 39,517,200 Shares had been validly tendered into the Offer, which represents approximately 94.4% of the Company's outstanding common stock (based upon 41,843,892 Shares outstanding as of May 24, 2002). Purchaser has accepted for payment all validly tendered Shares and will make payment to the Depositary for the accepted Shares promptly.

          On May 29, 2002, Mentor issued a press release announcing the completion of the Offer, the full text of which is attached as Exhibit
     (a)(5)(C) to this Schedule TO and incorporated by reference herein.

ITEM 12.  EXHIBITS

(a)(1)(A)  Offer to Purchase dated April 30, 2002.*
(a)(1)(B)  Letter of Transmittal.*
(a)(1)(C)  Notice of Guaranteed Delivery.*
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.*
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*
(a)(1)(G) Joint Press Release dated April 23, 2002 (incorporated by reference to the Schedule TO-C filed by Mentor Graphics with the SEC on April 24, 2002).*
(a)(1)(H)  Summary Advertisement, published April 30, 2002.*
(a)(5)(A)  Press Release issued by Mentor Graphics Corporation, dated
           May 17, 2002.*
(a)(5)(B)  Press Release issued by Mentor Graphics Corporation, dated
           May 28, 2002.*
(a)(5)(C)  Press Release issued by Mentor Graphics Corporation, dated
           May 29, 2002.
(b)(1)     Bridge Loan Agreement dated as of April 23, 2002 among
           Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.*
(b)(2)     Promissory Note dated April 23, 2002, executed by Mentor
           Graphics Corporation in favor of Bank of America, N.A.*
(c)        None.
(d)(1) Mutual Non-Disclosure Agreement dated as of October 5, 2001, between Mentor Graphics Corporation and Innoveda, Inc.*
(d)(2)     Exclusivity and Confidentiality Agreement dated as of March
           25, 2002, as amended, between Mentor Graphics Corporation and Innoveda, Inc.*

(d)(3) Agreement and Plan of Merger dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation and Innoveda, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by
           Mentor Graphics with the SEC on April 24, 2002).*
(d)(4)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Herman,
           Richard Lucier, Kevin O'Brien, Peter Johnson, Kyoden Company
           Limited, DLJ Capital Corporation and DLJ ESC II, L.P.*
(d)(5)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Botts, Keith
           Geeslin, Lorne Cooper, Steven Erwin, Hiroshi Hashimoto and
           Paula Cassidy.*
(d)(6) Form of Non-Compete Agreement dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation, Innoveda, Inc. and each of William Herman and
           Richard Lucier.*
(e)        None.
(f)        None.
(g)        None.
(h)        None.

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* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MENTOR GRAPHICS CORPORATION

                                          By:   /s/ GREGORY K. HINCKLEY
                                          --------------------------------------
                                          Name: Gregory K. Hinckley
                                          Title:  President

                                          INDIANA MERGER CORPORATION

                                          By:   /s/ GREGORY K. HINCKLEY
                                          --------------------------------------
                                          Name: Gregory K. Hinckley
                                          Title:  Chief Financial Officer

Dated: May 29, 2002

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated April 30, 2002.*
(a)(1)(B)  Letter of Transmittal.*
(a)(1)(C)  Notice of Guaranteed Delivery.*
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.*
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*
(a)(1)(G) Joint Press Release dated April 23, 2002 (incorporated by reference to the Schedule TO-C filed by Mentor Graphics with the SEC on April 24, 2002).*
(a)(1)(H)  Summary Advertisement, published April 30, 2002.*
(a)(5)(A)  Press Release issued by Mentor Graphics Corporation, dated
           May 17, 2002.*
(a)(5)(B)  Press Release issued by Mentor Graphics Corporation, dated
           May 28, 2002.*
(a)(5)(C)  Press Release issued by Mentor Graphics Corporation, dated
           May 29, 2002.
(b)(1)     Bridge Loan Agreement dated as of April 23, 2002 among
           Mentor Graphics Corporation, Bank of America, N.A. as agent, and the other financial institutions from time to time parties thereto.*
(b)(2)     Promissory Note dated April 23, 2002, executed by Mentor
           Graphics Corporation in favor of Bank of America, N.A.*
(c)        None.
(d)(1) Mutual Non-Disclosure Agreement dated as of October 5, 2001, between Mentor Graphics Corporation and Innoveda, Inc.*
(d)(2)     Exclusivity and Confidentiality Agreement dated as of March
           25, 2002, as amended, between Mentor Graphics Corporation and Innoveda, Inc.*
(d)(3) Agreement and Plan of Merger dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation and Innoveda, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by
           Mentor Graphics with the SEC on April 24, 2002).*
(d)(4)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Herman,
           Richard Lucier, Kevin O'Brien, Peter Johnson, Kyoden Company
           Limited, DLJ Capital Corporation and DLJ ESC II, L.P.*
(d)(5)     Form of Tender and Stockholder Support Agreement dated as of
           April 23, 2002, by and among Mentor Graphics Corporation,
           Indiana Merger Corporation, and each of William Botts, Keith
           Geeslin, Lorne Cooper, Steven Erwin, Hiroshi Hashimoto and
           Paula Cassidy.*
(d)(6) Form of Non-Compete Agreement dated as of April 23, 2002, by and among Mentor Graphics Corporation, Indiana Merger
           Corporation, Innoveda, Inc. and each of William Herman and
           Richard Lucier.*
(e)        None.
(f)        None.
(g)        None.
(h)        None.

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* Previously filed.